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               FORM OF OPINION LETTER FROM KATTEN MUCHIN & ZAVIS
               -------------------------------------------------



                                August __, 1996



FluoroScan Imaging Systems, Inc.
650 Anthony Trail
Northbrook, Illinois   60062

Attention:  Board of Directors

Gentlemen:

     We have been requested to render this opinion concerning certain matters of federal income tax law in connection with the proposed merger of Fenway Acquisition Corporation, a newly-formed corporation, organized and existing under the laws of the State of Delaware ("Merger Sub") which is a wholly owned subsidiary of Hologic, Inc. organized and existing under the laws of the State of Delaware ("Parent"), with and into FluoroScan Imaging Systems, Inc. organized and existing under the laws of the State of Delaware (the "Company") with the Company surviving the merger and becoming a wholly owned subsidiary of Parent, pursuant to the applicable corporate laws of the State of Delaware (the "Merger"), and in accordance with that certain Agreement and Plan of Merger between and among the Company, Parent and Merger Sub (the "Agreement") and related Articles of Merger and a Plan of Merger (together with the Agreement, the "Merger Agreements"). Our opinion is being delivered to you pursuant to
Section 5.3(h) of the Agreement.

     Except as otherwise provided, capitalized terms referred to herein have the meanings set forth in the Merger Agreements. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").

     We have acted as legal counsel to the Company in connection with the Merger. As such, and for the purpose of rendering this opinion, we have examined and are relying upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):

     1.  The Merger Agreements;

     2.  Representations made to us by Parent and Merger Sub;

     3.  Representations made to us by the Company;

     4.   The Affiliate's Agreement;
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     5.  The Registration Statement on Form S-4; and

     6. Such other instruments and documents related to the formation, organization and operation of the Company, Parent and Merger Sub or the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate.

     In connection with rendering this opinion, we have also assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

     1. Original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

     2. The Merger will be consummated pursuant to the Merger Agreements and will be effective under the applicable state law;

     3. Except with respect to payments of cash in lieu of fractional shares, 100% of Company stock outstanding immediately prior to the Merger (which does not include treasury shares) will be exchanged solely for voting common stock of Parent. The total fair market value of all consideration other than Parent voting common stock received by the Company stockholders in exchange for their Company stock in the Merger (including, without limitation, cash paid to Company stockholders in lieu of fractional shares of Parent voting common stock) will be less than 10% of the aggregate fair market value of the Company stock outstanding immediately prior to the Merger;

     4. Inherent in the Parent voting common stock transferred to Company stockholders pursuant to the Merger are certain rights to purchase Parent stock which are exercisable only upon the occurrence of certain events described in the Rights Agreement between Parent and American Stock Transfer & Trust Company, an agent, dated December 22, 1992 ("stock purchase rights"). At the time of the Merger, the likelihood of exercise of such rights is both remote and speculative. To the best knowledge of the managements of Parent and the Company, the stock purchase rights do not have any value at the time of the Merger;

     5. The fair market value of the Parent stock and other consideration received by each Company stockholder will be approximately equal to the fair market value of the Company stock surrendered in the exchange;

     6. There is no plan or intention by any stockholder of the Company who owns 5% or more of the Company stock, and to the best of the knowledge of the management of the Company, there is no plan or intention on the part of the remaining stockholders of the Company to (i) sell, exchange, transfer by gift or otherwise dispose or (ii) engage in any risk reduction transactions, including,
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          without limitation, cap and collar arrangements, derivative risk reduction transactions, or put or other sale option transactions of a number of shares of the Company before the Merger or of a number of shares of Parent stock received in the Merger that would, in the aggregate, reduce the historic Company stockholders' ownership of Parent stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding stock of the Company as of the same date;

     7. Following the Merger, the Company will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets and at least 90% of the fair market value of Merger Sub's net assets and at least 70% of the fair market value of Merger Sub's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by the Company to stockholders who receive cash, amounts used by the Company to pay expenses incurred in connection with the Merger, and all redemptions and distributions (except for regular, normal dividends) made by the Company will be included as assets of the Company immediately prior to the Merger;

     8. Prior to the Merger, Parent will own all of the outstanding Merger Sub stock, and, thus, will be in control of Merger Sub;

     9. The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of the Company within the meaning of (S)368(c) of the Code;

     10. Parent has no plan or intention to reacquire any of its stock issued in the Merger;

     11. Parent has no plan or intention to liquidate the Company; to merge the Company with or into another corporation; to sell or otherwise dispose of the stock of the Company except for transfers of stock to corporations controlled by Parent; or to cause the Company to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Company;

     12. Merger Sub will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities, in the Merger;

     13. Following the Merger, the Company will continue its historic business or use a significant portion of its historic business assets in a business;

     14. No outstanding indebtedness of the Company has or will represent equity for tax purposes (including, without limitation, any loans from Parent to the Company); no outstanding equity of the Company has represented or will represent indebtedness for tax purposes; no outstanding security other than the Company's Stock Option Plans, instrument, agreement or arrangement that provides for, contains, or represents either a right to acquire the Company stock or to share in
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          the appreciation thereof constitutes or will constitute "stock" for purposes of (S)368(c) of the Code;

     15. Parent, Merger Sub, the Company and the stockholders of the Company will pay their respective expenses, if any, incurred in connection with the Merger;

     16. There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount;

     17. At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of control of the Company, as defined in (S)368(c) of the Code;

     18. Parent does not own, nor has it owned during the past five years, any shares of the stock of the Company;

     19. Neither Parent, the Company nor Merger Sub is, or will be at the time of the Merger: (a) an "investment company" within the meaning of
          (S)368(a)(2)(F) of the Code; or (b) under the jurisdiction of a court in a Title 11 or similar case within the meaning of (S)368(a)(3)(A) of the Code; and

     20. On the date of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

     Based on our examination of the foregoing items and subject to the assumptions, exceptions, limitations and qualifications set forth herein, we are of the opinion, for federal income tax purposes, that: (1) the Merger will constitute a "reorganization" as defined in (S)368(a)(2)(E) of the Code, (2) each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of (S)368(b) of the Code, (3) no gain or loss will be recognized by the stockholders of the Company as a result of the Merger with respect to the exchange of their Company stock for shares of Parent common stock, (4) the tax basis of the shares of Parent common stock to be received by the stockholders of the Company will be the same as the basis of the shares of Company common stock surrendered in exchange therefor reduced by amounts allocable to fractional shares for which cash is to be received, (5) the holding period of the shares of Parent common stock to be received by the stockholders of the Company in the exchange will include the holding period of the shares of Company common stock to be surrendered in exchange therefor provided the shares of the Company common stock are held as capital assets in the hands of the stockholders of the Company at the Effective Time, and (6) a stockholder of the Company who receives cash in lieu of a fractional share of Parent common stock will be treated as if the fractional share were distributed as part of the exchange and then redeemed by Parent, with the cash being received in full payment for the fractional share. A stockholder of the Company receiving such cash will generally recognize gain or loss,
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upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

     In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

     1. This opinion represents and is based upon our best judgment regarding the application of existing federal income tax laws arising under the Code, judicial decisions, administrative regulations and published rulings and procedures. Our opinion is not binding upon the Internal Revenue Service or the courts. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or that a court considering the issues would not hold otherwise. No ruling has been or will be requested from the Internal Revenue Service concerning the federal income tax consequences of the Merger. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws after the date of this opinion.

     2. Our opinion concerning certain of the federal tax consequences of the Merger is limited to the specific federal tax consequences presented above. No opinion is expressed as to any transaction other than the Merger, including any transaction undertaken in connection with the Merger. In addition, this opinion does not address any other federal, estate, gift, state, local or foreign tax consequences that may result from the Merger. In particular, we express no opinion regarding:

     (a) whether and the extent to which any Company stockholder who has provided or will provide services to the Company, Parent or Merger Sub will have compensation income under any provision of the Code;

     (b) the effects of such compensation income, including, but not limited to, the effect upon the basis and holding period of the Parent stock received by any such stockholder in the Merger;

     (c) the effects of the Merger and Parent's assumption of outstanding options to acquire the Company Common Stock on the holders of such options under any of the Company Stock Option Plans;

     (d) the effects of the Merger on any pension or other employee benefit plan maintained by Parent or the Company;

     (e)       the potential application of the "golden parachute" provisions of
               (S)280G, (S)3121(v)(2) and (S)4999 of the Code, the alternative minimum tax provisions of (S)55, (S)56 and (S)57 of the Code or the regulations promulgated thereunder;
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     (f)       the tax consequences of the Merger to Parent, Merger Sub or the
               Company, including without limitation the recognition of any gain and the survival and/or availability, after the Merger, of any of the federal income tax attributes or elections of the Company or Parent (including, without limitation, foreign tax credits or net operating loss carryforwards, if any, of the Company or Parent), after application of any provision of the Code, as well as the regulations promulgated thereunder and judicial interpretations thereof;

     (g) the basis of any equity interest in the Company acquired by Parent in the Merger; and

     (h) the tax consequences of the Merger (including the opinion set forth above) as applied to specific stockholders of the Company and/or holders of options or warrants for the Company stock or that may be relevant to particular classes of the Company stockholders and/or holders of options or warrants for the Company stock, including, without limitation, dealers in securities, corporate stockholders subject to the alternative minimum tax, foreign persons, and holders of shares acquired upon exercise of stock options or in other compensatory transactions.

     3. No opinion is expressed if all the transactions described in the Merger Agreements are not consummated in accordance with the terms of such Merger Agreements and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

     4. Any representation or statement referred to above made "to the knowledge of" or otherwise similarly qualified is correct without such qualification.

     5. This opinion is being delivered solely for the purpose of satisfying the condition set forth in Section 5.3(h) of the Agreement. This opinion may not be relied upon or utilized for any other purpose or by any other person or entity, and may not be made available to any other person or entity, without our prior written consent. We further consent to the use of our name in the Registration Statement wherever it appears.

                                            Very truly yours,


                                            KATTEN MUCHIN & ZAVIS